[Letterhead of Callaway Golf Company]

September 2, 2014

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: J. Nolan McWilliams

Re:	Callaway Golf Company
Registration Statement on Form S-3
File No. 333-198047

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Callaway Golf Company, a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3, as amended by Pre-Effective Amendment No. 1, filed on August 26, 2014 (as so amended, the “Registration Statement”), so as to become effective at 4:00 p.m. Eastern Time on September 4, 2014, or as soon as possible thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Brian J. Lane of Gibson, Dunn & Crutcher LLP at (202) 887-3646 with any questions or comments with respect to this letter.

Very truly yours,

/s/ Brian P. Lynch
Brian P. Lynch
Senior Vice President, General Counsel and Corporate Secretary